Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-152394,

333-152394-01 through 333-152394-08

and 333-152394-10 through 333-152394-12

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 21, 2010)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 3, 2010. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated April 21, 2010, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

May 3, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – May 3, 2010

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

(Exact name of registrant as specified in its charter)

Delaware	333-147828	71-1018770
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10511 East Central, Wichita, Kansas	67206
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code (316) 676-7111

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 2.02.	Results of Operations and Financial Condition

On May 3, 2010, Hawker Beechcraft Acquisition Company, LLC, issued a press release announcing its financial results for the three months ended March 28, 2010. A copy of the press release is furnished with this report as Exhibit 99.1.

The information in this Form 8-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933, except as set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits

The following exhibit is furnished with this report:

Exhibit No.	Description

99.1	Press Release dated May 3, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By Hawker Beechcraft, Inc., its Sole Member

/S/ SIDNEY E. ANDERSON
Sidney E. Anderson, Vice President and Chief Financial Officer

Dated: May 3, 2010

Exhibit 99.1

News Release

Media contact:	Investor Relations contact:
Nicole Alexander	Sidney E. Anderson
+1.316.676.3212	+1.316.676.8014
Nicole_Alexander@hawkerbeechcraft.com www.hawkerbeechcraft.com

Hawker Beechcraft Acquisition Company, LLC Reports 2010 First Quarter Results

WICHITA, Kan. (May 3, 2010) – Hawker Beechcraft Acquisition Company, LLC (HBAC) reported higher sales and a reduced operating loss during the three months ended March 28, 2010, as compared to the same period in 2009, primarily due to increased production volume in its Trainer Aircraft segment.

Net sales for the three months ended March 28, 2010, were $568.2 million, an increase of $30.6 million compared to the first quarter of 2009. Sales in the Trainer Aircraft segment increased by $61.6 million due to an increased build rate on the Company’s JPATS contract with the U.S. Government, as well as increased production on other international contracts awarded in the second half of 2009. Partially offsetting this increase was a decline in Business and General Aviation segment sales of $32.8 million as a result of continued depressed demand in the general aviation market. During the quarter, the Company delivered 34 business and general aviation aircraft as compared to 57 during the same period in 2009.

During the three months ended March 28, 2010, the Company recorded an operating loss of $25.1 million, compared to an operating loss of $46.0 million during the first quarter of 2009. The improvement over the prior year was primarily due to the increased volume in the Trainer Aircraft segment.

Cash flow generated by operations was $8.7 million during the three months ended March 28, 2010, compared to operating cash consumed in operations of $171.2 million in the same quarter of 2009. The improved cash flow compared to the prior year was primarily due to continued reduction in inventory balances, as well as lower operating expenses across the Company. On March 28, 2010, the Company’s cash balance was $300.7 million.

- More -

HBAC Reports 2010 First Quarter Results – Page 2

Backlog was $3.1 billion on March 28, 2010, compared to $3.4 billion on December 31, 2009. Net new orders were lower than sales for the quarter, resulting in the lower backlog.

Form 10-Q and Earnings Conference Call:

Additional financial information is included in the Company’s first quarter 2010 Form 10-Q filed with the Securities and Exchange Commission earlier today and in the attached tables. HBAC’s earnings results conference call for the three months ended March 28, 2010, will be held Tuesday, May 11, 2010, at 9 a.m. CDT. To attend, register at

https://cossprereg.btci.com/prereg/key.process?key=PWYER7YKC.

Once you register, you will be provided with dial-in numbers and pass codes needed to join the conference call. A recording of the earnings call will be posted to the Company’s Web site after the call and will be available for 45 days.

Hawker Beechcraft Corporation is a world-leading manufacturer of business, special-mission and trainer aircraft – designing, marketing and supporting aviation products and services for businesses, governments and individuals worldwide. The company’s headquarters and major facilities are located in Wichita, Kan., with operations in Salina, Kan.; Little Rock, Ark.; Chester, England, U.K.; and Chihuahua, Mexico. The company leads the industry with the largest number of factory-owned service centers and a global network of more than 100 factory-owned and authorized service centers. For more information, visit www.hawkerbeechcraft.com.

###

This release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including statements that address activities, events or developments that we or our management intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on management’s assumptions and assessments in light of past experience and trends, current conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results may differ significantly from those envisaged by our forward-looking statements. Among the factors that could cause actual results to differ materially from those described or implied in the forward-looking statements are general business and economic conditions, production delays resulting from lack of regulatory certifications and other factors, competition in our existing and future markets, lack of market acceptance of our products and services, the substantial leverage and debt service resulting from our indebtedness, loss or retirement of key executives and other risks disclosed in our filings with the Securities and Exchange Commission.

HBAC Reports 2010 First Quarter Results – Page 3

Appendix

Hawker Beechcraft Acquisition Company, LLC

Aircraft Delivery Units

	Three Months Ended
	March 28, 2010	March 29, 2009

Business and General Aviation:
Hawker 4000	4	1
Hawker 900XP	8	5
Hawker 800XP/850XP	—	1
Hawker 750	—	5
Hawker 400XP	1	—
Premier	1	3
King Air	15	29
Pistons	5	13

Total Business & General Aviation	34	57

T-6	16	29	(1)

Total deliveries	50	86

(1)	T-6 deliveries in the first quarter of 2009 include 12 units completed in 2008 that were not delivered until 2009 due to a delivery suspension related to quality issues with a supplier’s component. Deliveries resumed on Janaury 20, 2009.

HBAC Reports 2010 First Quarter Results – Page 4

Hawker Beechcraft Acquisition Company, LLC

Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)

Trailing Four Quarters For The Period Ended March 28, 2010

(In millions)

			Quarter Ended
	Trailing 12 Months		March 28, 2010	December 31, 2009	September 27, 2009	June 28, 2009
(Loss) income before income taxes	$(663.3	)(1)	$(61.0)	$(22.7)	$(756.2)	$176.6
Income (loss) attributable to non-controlling interest	0.4		0.1	—	0.3	—
Interest expense, net	148.2		36.2	39.3	35.4	37.3

Operating income adjustments:
Depreciation and amortization	146.8		34.9	35.2	38.5	38.2

EBITDA	(367.9)		10.2	51.8	(682.0)	252.1

Adjustments to EBITDA:
Exclude loss recognized on derivative instruments related to ineffective hedge activity	16.1		6.0	0.4	8.5	1.2
Exclude restructuring and pension curtailment costs recorded during the period	27.9		1.9	8.2	8.4	9.4
Exclude consulting services and internal costs related to cost reduction initiatives	7.9		7.9	—	—
Exclude gain on debt repurchase	(175.0)		—	—	—	(175.0)
Exclude Goodwill and Intangible asset impairment charges	521.3		—	—	521.3	—
Exclude Other non-cash impairment charges	93.6		—	1.9	91.7	—
Exclude non-cash stock-based and deferred compensation	3.5		0.9	0.9	0.8	0.9

Adjusted EBITDA	$127.4	(1)	$26.9	$63.2	$(51.3)	$88.6

Adjusted EBITDA is a non-GAAP financial measure that is useful in evaluating the ability of issuers of “high-yield” securities to meet their debt service obligations. It is not intended as a substitute for an evaluation of our results as reported under GAAP and is presented for informational purposes only.

(1)	Trailing twelve months loss before income tax includes $150.0 million related to loss-making aircraft and vendor settlement charges. These charges have not been included as adjustments to the Adjusted EBITDA presented.